Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Factory Card & Party Outlet Corp.
at
$16.50 Net Per Share of Common Stock
by
Amscan Acquisition, Inc.
a wholly-owned subsidiary of
Amscan Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, ON NOVEMBER 5, 2007, UNLESS THE OFFER IS EXTENDED (AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007 (the “Merger Agreement”), among Amscan Holdings, Inc. (“Parent”), Amscan Acquisition, Inc., a direct wholly-owned subsidiary of Parent (“Purchaser”), and Factory Card & Party Outlet Corp. (“Factory Card”). The board of directors of Factory Card has unanimously approved the Merger Agreement, the Offer and the Merger (as defined herein), and unanimously recommends that the stockholders of Factory Card accept the Offer and tender their shares of Factory Card common stock, $0.01 par value per share (the “Shares”), pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which represents not less than a majority of the issued and outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights to purchase Shares and convertible securities). See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for additional conditions to the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of Factory Card may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent at no charge and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

October 1, 2007

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1. For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	if required by Instruction 1 to the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed; and

•	mail or deliver the Letter of Transmittal, the certificates for the Shares and any other required documents to Wells Fargo Bank, N.A. (the “Depositary”).

2. For Shares that are registered in such stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, and if required by Instruction 1 to the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3. For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the Expiration Date (currently scheduled for 12:00 midnight, Eastern time, on November 5, 2007, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Factory Card & Party Outlet Corp. (the “Shares”)
Price Offered Per Share:	$16.50 per Share in cash, without interest and less any applicable withholding tax
Scheduled Expiration of Offer:	12:00 midnight, Eastern time, on Monday, November 5, 2007
Purchaser:	Amscan Acquisition, Inc. (“Purchaser”), a direct wholly-owned subsidiary of Amscan Holdings, Inc. (“Parent”)
Factory Card Board Recommendation:	The board of directors of Factory Card unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer

The following are some of the questions that you, as a stockholder of Factory Card, may have and answers to those questions, as well as references to where in this Offer to Purchase you may find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Factory Card Shares?

Our name is Amscan Acquisition, Inc. We are a direct wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation. We are a Delaware corporation formed by Parent for the purpose of acquiring all of the outstanding Shares of Factory Card & Party Outlet Corp. (“Factory Card”). See the “Introduction” and Section 9 “Certain Information Concerning Parent and Purchaser” of this Offer to Purchase.

What are the classes and amounts of Factory Card securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Shares.

How much are you offering to pay?

We are offering to pay $16.50 per Share, net to you in cash for each outstanding Share (such price, or any higher price per Share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), without interest and less any applicable withholding tax.

Will I have to pay any fees or commissions?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, Wells Fargo Bank, N.A. (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You may be required to pay transfer taxes under certain circumstances described in the Letter of Transmittal. See the “Introduction” of this Offer to Purchase.

What does the board of directors of Factory Card think of the Offer?

The board of directors of Factory Card (the “Board”) has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer. At a meeting held on September 17, 2007, the Board, by a unanimous vote, (1) approved, adopted and declared advisable the Merger Agreement that we, Parent and Factory Card entered into on September 17, 2007 and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Offer and the Merger are in the best interests of the stockholders of Factory Card. The Board also unanimously resolved to recommend that the stockholders of Factory Card accept the Offer, tender their Shares to us pursuant to the Offer, and, if required by the Delaware General Corporation Law (“DGCL”), directed that the Merger Agreement and the Merger be submitted to the stockholders of Factory Card for their adoption and recommended that the stockholders adopt the Merger Agreement and the Merger. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Parent will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available through Parent to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding Shares of Factory Card, and we will purchase such Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger (as described below).

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer? Are appraisal rights available in either the Offer or the Merger?

If the Offer is completed and the other conditions described in the Merger Agreement (as defined below) are satisfied or waived, we will merge with and into Factory Card (the “Merger”) upon the vote of Factory Card’s stockholders, if required by law. If the Merger takes place, Parent will own all of the Shares of Factory Card and, subject to appraisal rights under applicable law, all Factory Card stockholders who did not tender their Shares will receive the Offer Price. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if such rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the DGCL.

In general, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and consummate the Merger. If Shares tendered in the Offer constitute more than 90% of the outstanding Shares, we may be able to effect the Merger without convening a meeting of stockholders. See the “Introduction” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure” of this Offer to Purchase.

What is the Top-Up Option and when could it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding shares in the Offer, we have the option (the “Top-Up Option”), subject to limitations, to purchase at a price per share equal to the Offer Price that number of shares of common stock (the “Top-Up Shares”) that, when added to the number of shares of common stock directly or indirectly owned by us, Parent, and any subsidiaries or affiliates of us or Parent, at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of common stock outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of shares of common stock in excess of the shares of common stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised (i) if such exercise would require stockholder approval under the rules of the Nasdaq Global Market or (ii) unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the Shares will be directly or indirectly owned by us or Parent. If we exercise the Top-Up Option, we will be able to effect a short-form merger under the DGCL, subject to the terms and conditions of the Merger Agreement. See the “Introduction” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure” of this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If the second-step merger described above takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on The Nasdaq Global Market or any other securities exchange, and Factory Card may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, Eastern time, on Monday, November 5, 2007, to tender your Shares in the Offer, unless we extend the expiration date of the Offer (as so extended, the “Expiration Date”). If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If the conditions of the Offer have not been satisfied or waived and the Agreement and Plan of Merger among us, Parent and Factory Card, dated September 17, 2007 (the “Merger Agreement”), has not been terminated, we may extend the Offer for one or more periods (not in excess of 5 business days each) after the initial Expiration Date of the Offer. In addition, we may choose to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. If all of the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn, together with the Shares, if any, held by Parent and Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, constitute less than 90% of the outstanding Shares, we may, and if Factory Card requests, we shall, extend the Offer for an additional period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. In addition, we have agreed to extend the Offer under certain circumstances beyond the initial scheduled Expiration Date if certain conditions to the Offer (which have not been waived) exist with respect to applicable laws, the accuracy of Factory Card’s representations and warranties in the Merger Agreement or compliance by Factory Card with its covenants in the Merger Agreement, or other conditions to the Offer exist which are reasonably capable of being satisfied.

See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., Eastern time, on the next business day following the scheduled Expiration Date of the Offer (including any extension to the Expiration Date of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

We would not be obligated to purchase any Shares if there has not been validly tendered and not withdrawn prior to the Expiration Date that number of Shares representing a majority of the outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights to purchase Shares and convertible securities).

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	if required by the instructions to the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed; and

•	mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, and if required by Instruction 1 to the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Purchaser shall accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer shall have been satisfied or waived by Purchaser. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. Subject to the Merger Agreement and applicable law, we expressly reserve the right to extend the Offer and delay acceptance for payment of or payment for Shares in our sole discretion if the conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

v

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options, you may exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Stock Options” of this Offer to Purchase. Note, however, that at the effective time of the Merger, each unexpired and unexercised stock option or similar right to purchase shares of common stock granted under Factory Card’s 2002 Stock Option Plan, 2002 Non-Employee Directors Stock Option Plan, or the 2003 Equity Incentive Plan, whether or not then vested and exercisable, will be cancelled and, in consideration of such cancellation, each former holder of such cancelled options shall be entitled to receive a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such option multiplied by (ii) the number of unexercised shares of common stock subject thereto (such payment, if any, to be net of applicable tax withholding). As a result, the net cash to be paid to option holders pursuant to the Merger Agreement is the same as an option holder would receive by exercising options and tendering the Shares received in such exercise pursuant to the Offer. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase.

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for warrants to purchase Shares. If you hold vested but unexercised warrants, you may exercise your warrants in accordance with the terms of the applicable warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Warrants” of this Offer to Purchase. Note, however, that each holder of any unexpired and unexercised warrant or similar right to purchase shares of common stock shall, in accordance with the terms of the warrant agreement governing such warrants, be entitled to receive, upon the exercise thereof at any time after the effective time of the Merger, a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such warrant multiplied by (ii) the number of unexercised shares of common stock subject thereto (such payment, if any, to be net of applicable tax withholding). As a result, the net cash to be paid to warrant holders pursuant to the Merger Agreement is the same as a warrant holder would receive by exercising warrants and tendering the Shares received in such exercise pursuant to the Offer. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by November 30, 2007, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On September 17, 2007, the last trading day before Parent and Factory Card publicly announced that they had signed the Merger Agreement, the last sale price of the Shares reported on The Nasdaq Global Market was $8.05 per share. On September 28, 2007, the last trading day before we commenced the Offer, the last sale price of the Shares was $16.36 per share. We advise you to obtain a recent quotation for Shares of Factory Card in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Stockholder (as defined herein) who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Depending on the circumstances, Non-U.S. Stockholders (as defined herein) might be subject to U.S. federal income taxation on the payment of cash received pursuant to the Offer or the Merger. See Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

To whom can I talk if I have questions about the tender offer?

Stockholders can call MacKenzie Partners, Inc. (“MacKenzie”) toll-free at (800) 322-2885 (from the U.S. and Canada) or at (212)- 929-5500 (from outside the U.S. and Canada). Banks and brokers can call MacKenzie collect at (212) 929-5500. MacKenzie is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock of Factory Card & Party Outlet Corp.

INTRODUCTION

Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and direct wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), hereby offers to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (“Factory Card”), at a price of $16.50 per Share, net to you in cash for each outstanding Share (such price, or any higher price per Share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). Parent designs, manufacturers, contracts for the manufacture of and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. For additional information about us and Parent, see Section 9 “Certain Information Concerning Parent and Purchaser” of this Offer to Purchase.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of Wells Fargo Bank, N.A., which is acting as the Depositary (the “Depositary”), and MacKenzie Partners, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007 (the “Merger Agreement”), among Parent, Purchaser and Factory Card, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Factory Card, with the surviving entity, Factory Card, becoming a direct wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined below), other than Shares owned by us, Parent, any wholly-owned subsidiary of Parent (collectively, the “Parent Companies”), Factory Card’s subsidiary, or stockholders who exercise appraisal rights under Delaware law, or held in the treasury of Factory Card, shall be cancelled and extinguished and converted into the right to receive the Offer Price in cash, without interest thereon and net of applicable withholding tax. Stockholders who exercise appraisal rights under Delaware law will receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase.

At a meeting held on September 17, 2007, the board of directors of Factory Card (the “Board”), by a unanimous vote, (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Offer and the Merger are in the best interests of the stockholders of Factory Card. The Board also unanimously resolved to recommend that the stockholders of Factory Card accept the Offer, tender their Shares to us pursuant to the Offer, and, if required by the Delaware General Corporation Law (“DGCL”), directed that the Merger Agreement and the Merger be submitted to the stockholders of Factory Card for their adoption and recommended that the stockholders adopt the Merger Agreement and the Merger (the “Board Recommendation”). The factors considered by the Board in arriving at its decision to approve the Merger Agreement, the Offer and the Merger, and to recommend that stockholders of Factory Card accept the Offer and tender their Shares pursuant to the Offer, are described in Factory Card’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the Securities and Exchange Commission (the “SEC”) and is being mailed to stockholders of Factory Card herewith.

Goldsmith, Agio, Helms Securities, Inc., Factory Card’s financial advisor, has delivered to the Board its written opinion, dated September 17, 2007, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $16.50 per Share in cash is fair, from a financial point of view, to the holders of Shares. Such opinion is set forth in full as an annex to the Schedule 14D-9 which is being mailed to stockholders of Factory Card herewith. Stockholders of Factory Card are urged to read the full text of the opinion carefully and in its entirety.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 “Terms of the Offer” of this Offer to Purchase) that number of Shares representing a majority of the outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights to purchase Shares and convertible securities) (the “Minimum Condition”). The Offer is also subject to certain other conditions. We may waive any of these conditions (other than the Minimum Condition) in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Consummation of the Merger is subject to a number of conditions, including: (a) if required pursuant to applicable law, approval of the Merger Agreement by the stockholders of Factory Card in accordance with applicable law and the certificate of incorporation of Factory Card; and (b) the absence of any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated by the Merger Agreement not be consummated. In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into Factory Card pursuant to the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of Factory Card. In addition, in order to facilitate a short-form merger following the completion of the Offer, Factory Card has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of shares of common stock (the “Top-Up Shares”) that, when added to the number of shares of common stock directly or indirectly owned by Parent, Purchaser, and any subsidiaries or affiliates of Parent or Purchaser, at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of common stock outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of shares of common stock in excess of the shares of common stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised (i) if such exercise would require stockholder approval under the rules of the Nasdaq Global Market or (ii) unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the Shares will be directly or indirectly owned by us or Parent. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure” of this Offer to Purchase.

Factory Card has informed us that, as of September 27, 2007, (1) 3,386,117 shares of common stock were issued (and not held by Factory Card as treasury shares) and outstanding, (2) 687,901 shares of common stock were issuable upon the exercise of outstanding options, and (3) 204,164 shares of common stock were issuable upon exercise of outstanding warrants. Based upon the foregoing and assuming that all options and warrants will vest on or before November 5, 2007, the Minimum Condition would be satisfied if at least 2,139,092 Shares are validly tendered and not validly withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the number of options and warrants outstanding at the time of the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, Parent may request Factory Card to use its reasonable efforts to take all actions necessary to elect at least a majority of the members of the Board and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Factory Card. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” of this Offer to Purchase.

The Offer is made only for Shares and is not made for any stock options or warrants to acquire Shares. Holders of unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Holders of unexercised warrants to purchase Shares may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender some or all of the Shares issued upon such exercise. The net cash to be paid to option and warrant holders pursuant to the Merger Agreement, however, is the same as an option or warrant holder would receive by exercising options or warrants and tendering the Shares received in such exercise pursuant to the Offer. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Stock Options” and “— Warrants” of this Offer to Purchase. Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding tax, for all such Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn in accordance with Section 3 “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, Eastern time, on November 5, 2007, unless and until we have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, expires.

We may, without the consent of Factory Card, extend the Offer for one or more periods (not in excess of 5 business days each) and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., Eastern time, on the next business day following the scheduled Expiration Date if any of the conditions to our obligation to purchase Shares are not satisfied or waived as of the Expiration Date. Factory Card may also require us to extend the Offer. We have agreed to extend the Offer under certain circumstances beyond the initial scheduled Expiration Date if certain conditions to the Offer (which have not been waived) exist with respect to applicable laws, the accuracy of Factory Card’s representations and warranties in the Merger Agreement or compliance by Factory Card with its covenants in the Merger Agreement, or other conditions to the Offer exist which are reasonably capable of being satisfied.

If all of the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn, together with the Shares, if any, held by the Parent Companies constitute less than 90% of the outstanding Shares, we may, and if Factory Card requests, we shall, provide a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Factory Card, we will not:

•	decrease the price per Share payable in the Offer;

•	change the form of consideration to be paid in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition;

•	impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement or modify the conditions set forth in Annex A to the Merger Agreement; or

•	amend any other term of the Offer in a manner that is adverse to the holders of the Shares.

If by 12:00 midnight, Eastern time, on the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive all the unsatisfied conditions (other than the Minimum Condition) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn;

•	except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may (and if Factory Card so requests, we shall), subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date.

Factory Card has provided us with Factory Card’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares

Valid Tender.  A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date;

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the

New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (such participant, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

•	either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy.  By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Factory Card’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Factory Card stockholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Parent, Factory Card, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

Backup Withholding.  In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer or the Merger, a U.S. Stockholder (as defined in Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase) receiving cash in the Offer or the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Form W-9 or a Substitute Form W-9, certify that such TIN is correct and provide certain other certifications, all under penalties of perjury. If a U.S. Stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding. All U.S. Stockholders receiving cash pursuant to the Offer should complete and sign a Form W-9 or the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain non-U.S. individuals and entities) are not subject to backup withholding; however, all U.S. Stockholders should complete a Form W-9 or the Substitute Form W-9 so as to avoid possible erroneous backup withholding. Non-U.S. Stockholders (as defined in Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase) should complete and sign the appropriate Form W-8 (instead of a Form W-9) to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary. See Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase and Instruction 8 to the Letter of Transmittal.

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted and paid for pursuant to the Offer, at any time after November 30, 2007. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase at any time prior to the Expiration Date.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Parent, Factory Card, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 3 “Withdrawal Rights” of this Offer to Purchase promptly after the Expiration Date. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the Merger Agreement and applicable law, we expressly reserve the right to extend the Offer and delay acceptance for payment of or payment for Shares in our sole discretion if the conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

5.	Certain U.S. Federal Income Tax Consequences

To comply with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used by you, for the purposes of avoiding penalties that may be imposed on you under the Code (as defined herein); (b) such discussion is written to support the promotion or marketing of the Offer and the Merger addressed by the written advice herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a general summary of certain U.S. federal income tax consequences relevant to a stockholder whose Shares are (1) tendered and purchased for cash pursuant to the Offer or (2) converted to cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. For example, the following general summary may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as life insurance companies, tax-exempt organizations, financial institutions, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and persons who are holding Shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. This discussion is also not applicable to partnerships (or other entities or arrangements that are classified as partnerships for U.S. federal income tax purposes) that hold Shares. If a partnership holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax advisors. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address estate or gift tax or the consequences of the transactions described herein under the tax laws of any state, local or foreign jurisdiction. We have not and will not seek any opinions of counsel or rulings from the IRS with respect to the matters discussed herein. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

U.S. Stockholders.  The following is applicable to stockholders that are United States persons for U.S. federal income tax purposes (“U.S. Stockholders”). U.S. Stockholders include stockholders that are citizens or residents of the United States, corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, certain trusts the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who has authority to control all of its substantial decisions or which has elected to be treated as a United States person, and estates that are subject to United States federal income taxation regardless of the source of their income.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

Generally, for U.S. federal income tax purposes, a tendering stockholder or a stockholder who receives cash in exchange for Shares in the Offer or the Merger will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the Merger and the adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Any gain or loss recognized by such stockholder will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. In the case of non-corporate stockholders, long-term capital gains are currently eligible for reduced rates of taxation. The ability to use capital losses to offset ordinary income is limited.

Non-U.S. Stockholders.  The following is applicable to stockholders that are not U.S. Stockholders (such stockholders, “Non-U.S. Stockholders”).

Any gain realized on the receipt of cash pursuant to the Offer or the Merger by a Non-U.S. Stockholder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Stockholder within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Stockholder); or

•	in the case of a non-resident alien, the individual is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

An individual Non-U.S. Stockholder described in the first bullet point above generally will be subject to United States federal income taxation on the net gain derived from the Offer or the Merger under regular graduated U.S. federal income tax rates. If a Non-U.S. Stockholder that is a foreign corporation falls under the first bullet point above, it generally will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to a branch-profits tax equal to 30% of its effectively-connected income (or at such lower rate as may be specified by an applicable income-tax treaty). An individual Non-U.S. Stockholder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the Offer or the Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

If a Non-U.S. Stockholder is not subject to United States federal income tax, the stockholder may be entitled to a refund of any tax withheld by the Depositary. Non-U.S. Stockholders should consult their own tax advisors regarding the possibility of obtaining a refund.

Non-U.S. Stockholders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty or other exemption and the manner of claiming the benefits of such treaty or other exemption.

Information Reporting.  Information statements will be provided to stockholders whose shares are purchased by us and to the IRS, reporting the payment of the total purchase price (except with respect to stockholders that are exempt from the information reporting rules, such as corporations).

Backup Withholding.  As described above in Section 2 “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase, a stockholder (other than certain exempt stockholders including, among others, all corporations and certain non-U.S. individuals and entities) may be subject to backup withholding on payments of cash pursuant to the Offer or the Merger, unless the stockholder provides the Depositary with such stockholder’s TIN on a Form W-9 or a Substitute Form W-9, certifies under penalties of perjury that such number is correct, provides certain other certifications, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish the required information or that does not otherwise establish a basis for an exemption from backup withholding may also be subject to a penalty imposed by the IRS. For additional information, see Section 2 “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase. Each U.S. Stockholder should complete and sign a Form W-9 or the Substitute Form W-9 included as Part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Non-U.S. Stockholders should complete and sign the appropriate Form W-8 (instead of a Form W-9) to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary. See Instruction 8 to the Letter of Transmittal.

If backup withholding applies to a stockholder, the Depositary is required to withhold 28% from payments to such stockholder, and the IRS may impose a penalty on such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

The federal income tax discussion set forth above is included for general information only. Each stockholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her (including the applicability and effect of estate and gift taxes, foreign, state and local tax laws and possible tax law changes) of receiving cash pursuant to the Offer or the Merger.

6.  Price Range of the Shares; Dividends on the Shares

The Shares are listed on Nasdaq under the symbol “FCPO.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on Nasdaq:

	High	Low

Fiscal Year Ended January 28, 2006:
First Quarter (January 30, 2005 to April 30, 2005)	$12.24	$7.00
Second Quarter (May 1, 2005 to July 30, 2005)	9.52	6.55
Third Quarter (July 31, 2005 to October 29, 2005)	9.38	5.58
Fourth Quarter (October 30, 2005 to January 28, 2006)	8.40	6.25
Fiscal Year Ending February 3, 2007:
First Quarter (January 29, 2006 to April 29, 2006)	$8.50	$7.38
Second Quarter (April 30, 2006 to July 29, 2006)	8.59	4.50
Third Quarter (July 30, 2006 to October 28, 2006)	8.95	6.76
Fourth Quarter (October 29, 2006 to February 3, 2007)	8.70	6.13
Fiscal Year Ending February 2, 2008:
First Quarter (February 4, 2007 to May 5, 2007)	$12.57	$8.00
Second Quarter (May 6, 2007 to August 4, 2007)	12.82	6.80
Third Quarter (August 5, 2007 to September 28, 2007)	16.40	6.52

On September 17, 2007, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on Nasdaq for the Shares was $8.05 per share. On September 28, 2007, the last full trading day before commencement of the Offer, the last reported sales price on Nasdaq for the Shares was $16.36 per share. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended February 3, 2007 filed with the SEC, Factory Card historically has not paid dividends on the Shares and it does not intend to pay dividends on the Shares in the foreseeable future. Under the Merger Agreement, Factory Card is not permitted to set aside for payment or pay dividends or make any other actual, constructive or deemed distribution with respect to the Shares, or otherwise make any payments to stockholders in their capacity as such, without the prior written consent of Parent, other than dividends by a wholly-owned subsidiary of Factory Card.

7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Share Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC, a security must meet one of two maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares, a minimum bid price of $1, at least 400 stockholders of 100 shares or more and at least two market makers for the shares. The second maintenance standard requires that either (a) the market value of listed securities is at least $50 million or (b) each of Factory Card’s total assets and total revenue is at least $50 million; and that there be at least 1.1 million publicly held shares with an aggregate market value of at least $15 million, a minimum bid price of $1, at least 400 stockholders of

100 shares or more and at least four market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be being publicly held for the purpose of the maintenance standards.

After completion of the Offer, Factory Card will be eligible to elect “controlled company” status pursuant to Nasdaq Rule 4350(c)(5), which means that Factory Card would be exempt from the requirement that Factory Card’s Board be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee of the Board and performing the nominating functions of the Board. The controlled company exemption does not modify the independence requirements for Factory Card’s Audit Committee. We expect Factory Card to elect “controlled company” status following completion of the Offer if a stockholder vote is required to effect the Merger.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Factory Card to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Factory Card to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Factory Card, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Factory Card and persons holding “restricted securities” of Factory Card to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Factory Card to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Factory Card

Factory Card is a Delaware corporation with its principal offices at 2727 Diehl Road, Naperville, IL 60563-2371. The telephone number at that location is (630) 579-2000. According to its Annual Report on Form 10-K for the year ended February 3, 2007 filed with the SEC, Factory Card is a retail party chain that, as of April 11, 2007, operated 185 company-owned retail stores in 20 states, which offer a wide selection of party supplies, greeting cards, gift wrap, balloons, everyday and seasonal merchandise, and other special occasion merchandise at everyday value prices. Factory Card’s Shares are traded on Nasdaq under the symbol “FCPO.”

Available Information.  Factory Card is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Factory Card’s directors and officers, their remuneration, stock options and other matters, the principal holders of Factory Card’s securities and any material interest of such persons in transactions with Factory Card is required to be disclosed in Factory Card’s proxy statements distributed to Factory Card’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Factory Card contained herein has been taken from or is based upon publicly available documents on file with the SEC and other publicly available information. Although we and Parent do not have any knowledge that any such information is untrue, neither we nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by Factory Card to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Certain Projections.  To the knowledge of Parent and Purchaser, Factory Card does not as a matter of course make public forecasts as to its future financial performance beyond limited guidance for periods no longer than one year. However, during the course of the discussions between Parent and Factory Card that led to the execution of the Merger Agreement, Factory Card furnished Parent with certain financial forecasts. Factory Card’s projections for the fiscal year ended February 2, 2008 forecast net sales of $240.0 million, gross profit of $90.1 million and EBITDA of $7.4 million. Factory Card’s projections for the fiscal year ended January 31, 2009 forecast net sales of $251.1 million, gross profit of $95.6 million and EBITDA of $8.9 million.

The financial projections contained above are based on numerous assumptions made by the management of Factory Card, including assumptions concerning sales volume, operating expenses, overhead, interest rates, industry performance, general business and economic conditions, access to markets and distribution channels, availability and pricing of products, foreign currency rates and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond Factory Card’s control. One cannot predict whether the assumptions made in preparing the financial projections will prove to have been accurate, and actual results may be materially higher or lower than those contained in such projections. These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and Factory Card or any alterations that Parent or any of its affiliates may make to Factory Card’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

Although Parent and Purchaser were provided with such projections, they did not base their analysis of Factory Card on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included in this Offer to Purchase only because they were furnished to Parent. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Factory Card’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and, accordingly, assume no responsibility for them. Factory Card has advised Parent and Purchaser that its internal financial forecasts (upon which the projections provided to Parent and Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to the risk that Factory Card will face increased competition from larger companies with greater resources, the risk that Factory Card will not be able to successfully execute its long-term strategy and the other risks and uncertainties described in reports filed by Factory Card with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Factory Card’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the “Form 10-K”). All projections constitute forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Form 10-K and documents subsequently filed with the SEC.

The forward-looking information set forth above is included in this Offer to Purchase only because it was made available to Parent and Purchaser and holders of Shares may want to consider it in deciding whether to accept the Offer. The inclusion of this forward-looking information should not be regarded as an indication that any of Parent, Purchaser, Factory Card or their respective affiliates or representatives considered or consider the projections to be a reliable, accurate or complete prediction of future events, and the projections should not be relied upon as such. None of Parent, Purchaser, Factory Card or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Factory Card compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

9.	Certain Information Concerning Parent and Purchaser

Information Concerning Parent and Purchaser.  Parent is a Delaware corporation with its principal executive offices located at 80 Grasslands Road, Elmsford, NY, 10523. The telephone number at that location is (914) 345-2020. Parent is a direct wholly-owned subsidiary of AAH Holdings Corporation (“AAH Holdings”), which is primarily owned by investment funds affiliated with the private equity investment firms of Berkshire Partners LLC (“Berkshire”) and Weston Presidio. Parent designs, manufactures and distributes decorative party goods, including paper and plastic tableware, accessories and novelties. Parent also designs and distributes home, baby, wedding and other gift items. Parent is not required by the securities laws to file periodic reports under the Exchange Act, but does so on a voluntary basis pursuant to the terms of the Indenture, dated as of April 30, 2004, by and among Parent, the Guarantors named therein and the Bank of New York with respect to the 8.75% Senior Subordinated Notes due 2014.

Copies of Parent’s voluntary filings, and filings related to this Offer, should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC.

Purchaser is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of Factory Card and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Purchaser is a direct wholly-owned subsidiary of Parent. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at Amscan Acquisition, Inc., c/o Berkshire Partners LLC, One Boston Place, Boston, MA 02108. The telephone number at that location is (617) 227-0500.

AAH Holdings is a company owned by Berkshire, Weston Presidio and AAH Holdings management, which designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. AAH Holdings’ principal executive office is located at AAH Holdings Corporation, 80 Grasslands Road, Elmsford, NY, 10523. The following Berkshire funds collectively own a majority of AAH Holdings’ equity securities: Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership (“Fund V”); Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership (“Fund VI”); Berkshire Investors LLC, a Massachusetts limited liability company (“Berkshire Investors”); and Berkshire Investors III LLC, a Massachusetts limited liability company (“Berkshire Investors III,” and, together with Fund V, Fund VI, and Berkshire Investors, the “Funds”).

Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Fund VI.

Berkshire, a Massachusetts limited liability company, is a leading private equity firm. Berkshire’s principal executive office is located at One Boston Place, Suite 3300, Boston, MA 02108. The managing directors of Berkshire are: Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, J. Christopher Clifford, Carl Ferenbach, Christopher J. Hadley, Lawrence S. Hamelsky, Ross M. Jones, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire Investors III.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of Parent, Purchaser and AAH Holdings and of the Berkshire Principals are set forth in Annex I to this Offer to Purchase.

None of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, nor Berkshire and, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire, none of any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, nor Berkshire and, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire, none of any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements.  Except as set forth in Section 11 “Contacts and Transactions with Factory Card; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•	None of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, nor Berkshire and, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire, none of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing: (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Factory Card; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Factory Card; or (3) has effected any transaction in the Shares or any other equity securities of Factory Card during the past 60 days;

•	during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, Berkshire, or any of their respective subsidiaries, or, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Factory Card or any of its executive officers, directors or affiliates, on the other hand; and

•	during the past two years, there have not been any negotiations, transactions or material contacts between any of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire, Berkshire, or any of their respective subsidiaries, or, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Factory Card or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Factory Card, any election of directors of Factory Card, or any sale or other transfer of a material amount of assets of Factory Card.

Each of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire disclaims that it is an “affiliate” of Factory Card within the meaning of Rule 13e-3 under the Exchange Act.

10.	Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger will be approximately $72 million, including payments with respect to restricted stock, outstanding stock options and warrants and the assumption of debt.

The Merger Agreement provides that Factory Card will take all actions necessary and appropriate to ensure that at the effective time of the Merger, which pursuant to the Merger Agreement is the date on which a Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later date as is agreed upon by the parties and specified in the Certificate of Merger (the “Effective Time”), each unexpired and unexercised stock option or similar right to purchase shares of common stock granted under Factory Card’s 2002 Stock Option Plan, 2002 Non-Employee Directors Stock Option Plan, or the 2003 Equity Incentive Plan (the “Option Plans”), without regard to the extent then vested and exercisable, will be cancelled and, in consideration of such cancellation, each former holder of such cancelled options shall be entitled to receive a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such option multiplied by (ii) the number of unexercised shares of common stock subject thereto (such payment, if any, to be net of applicable tax withholding). Parent estimates that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $6.79 million.

The Merger Agreement provides that each holder of any unexpired and unexercised warrant or similar right to purchase Shares shall, in accordance with the terms of the Warrant Agreement, be entitled to receive, upon the exercise thereof at any time after the Effective Time, a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such warrant multiplied by (ii) the number of unexercised Shares subject thereto (such payment, if any, to be net of applicable tax withholding), provided, however, that from and after the Effective Time, any such warrants shall only entitle such holder to such payment. Parent estimates that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $1.22 million.

The Merger Agreement provides that prior to the Effective Time, the Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding share of restricted common stock (other than those with performance vesting, which will be cancelled immediately prior to the Effective Time) under any of the Option Plans will immediately vest and the restrictions associated therewith will automatically be deemed waived at the Effective Time.

Parent will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill our obligations under the Merger Agreement. Parent will be able to provide us with the necessary funds.

As of June 30, 2007, Parent had approximately $6,356,000 in cash, cash equivalents and short and long-term investments. The funds are expected to be provided from available cash and cash equivalents and from Parent’s revolving credit facility. Parent maintains a senior secured asset-based revolving credit facility with Credit Suisse, as Administrative Agent, Bank of America, as Collateral Agent, and a syndicate of other financial institutions (the “ABL Credit Agreement”), maturing on May 25, 2012. The Lenders (as defined in the ABL Credit Agreement) have committed to extend credit in the form of Revolving Loans (as defined in the ABL Credit Agreement) at any time and from time to time until maturity, in an aggregate principal amount at any time not to exceed $200 million, subject to a borrowing base.

The borrowing base at any time equals (a) 85% of eligible trade receivables, plus (b) the lesser of (i) 75% of eligible inventory and eligible in-transit inventory, valued at the lower of cost and market value, and (ii) 85% of the net orderly liquidation value of eligible inventory and eligible in-transit inventory (subject in the case of eligible in-transit inventory to a cap of $10 million), plus (c) the 85% of eligible credit card receivables, less (d) applicable reserves.

As of June 30, 2007, borrowings under the ABL Credit Agreement were $77,900,000, with $109,749,000 of unused availability.

Borrowings under the ABL Credit Agreement bear interest at a rate per annum equal to, at Parent’s option, either (a) an alternate base rate (“ABR”) equal to the higher of (i) the prime rate of Credit Suisse and (ii) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the ABL Credit Agreement is 0.25% with respect to ABR borrowings and 1.25% with respect to LIBOR borrowings. The applicable margin is subject to adjustment on the first day of each fiscal quarter, beginning with the fiscal quarter ending March 31, 2008, based on the amount of excess availability under the ABL Credit Agreement.

In addition to paying interest on outstanding principal under the ABL Credit Agreement, Parent is required to pay a commitment fee in respect of the unutilized commitments thereunder. The commitment fee is initially 0.25% per annum and is subject to adjustment on the first day of each fiscal quarter, beginning with the fiscal quarter ending March 31, 2008, based on the amount of excess availability under the ABL Credit Agreement. Parent must also pay customary letter of credit fees and agency fees.

All obligations under the ABL Credit Agreement are unconditionally guaranteed by all of Parent’s existing domestic subsidiaries, subject to certain exceptions, and are required to be guaranteed by certain of Parent’s future domestic subsidiaries. All obligations under the ABL Credit Agreement, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of Parent’s assets and the assets of the subsidiary guarantors, including: (a) a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by Parent or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by Parent and the subsidiary guarantors, and certain related assets and proceeds of the foregoing; (b) a second-priority pledge of all of the capital stock held by Parent and the subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is limited to 65% of the capital stock of such subsidiary), and (c) a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of Parent and each subsidiary guarantor, including substantially all of Parent’s owned real property and equipment.

The ABL Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Parent and its subsidiaries to: incur additional indebtedness; create, incur or suffer to exist liens on any of their property or assets; make investments or enter into joint venture arrangements; pay dividends and distributions or repurchase capital stock of Parent; engage in mergers, consolidations and sales of all or substantially all their assets; sell assets; make capital expenditures; enter into agreements restricting dividends and advances by Parent’s subsidiaries; and engage in transactions with affiliates. The ABL Credit Agreement requires Parent to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Credit Agreement) of not less than 1.0 to 1.0 if it has less than $20 million of excess availability under the ABL Credit Agreement. The ABL Credit Agreement also limits the amount of consolidated capital expenditures in any fiscal year. In addition, the ABL Credit Agreement contains certain customary affirmative covenants and events of default.

The Offer is not contingent upon us or Parent establishing any financing arrangements.

11.	Contacts and Transactions with Factory Card; Background of the Offer

Transactions with Factory Card

Parent and Factory Card have from time to time engaged in commercial transactions in the ordinary course of their respective businesses.

On January 26, 2006, Parent entered into a Supply & Consignment Agreement with Factory Card, pursuant to which Parent became Factory Card’s exclusive supplier of solid color paper tableware products. Pursuant to the agreement, Parent agreed to ship all of Parent’s sourced merchandise to Factory Card’s Naperville, Illinois centralized distribution center and agreed that ownership of the sourced merchandise will not transfer to Factory Card until the goods ship out of the distribution center.

Parent had supplied party merchandise to Factory Card prior to the date of the agreement. In 2006, Parent’s sales to Factory Card under this agreement and based on consignment totaled approximately $11 million. As of August 2007, sales in 2007 totaled approximately $7.7 million.

Background to the Offer

On December 12, 2006, Factory Card publicly announced that it had initiated an external process to explore strategic alternatives to enhance stockholder value. On January 23, 2007, Factory Card publicly announced its selection of Goldsmith Agio Helms (“Goldsmith”) as its financial advisor. Goldsmith contacted Berkshire in or around April 2007 to solicit interest in a possible transaction with Factory Card.

AAH Holdings executed a confidentiality agreement with Goldsmith on April 24, 2007 and subsequently received a confidential information memorandum (“CIM”) concerning Factory Card. Berkshire and Weston Presidio assisted AAH Holdings in (i) analyzing the opportunities for Factory Card as a part of the AAH Holdings organization; (ii) evaluating the fair market value of Factory Card and its attractiveness as an investment for AAH Holdings; and (iii) assessing AAH Holdings’ ability to fund the acquisition.

AAH Holdings was interested in pursuing the transaction because it perceived an opportunity to enhance Factory Card’s product offerings with certain of Parent’s products to achieve both retail improvement and increase wholesale volume. Also, given Factory Card’s focus on social expressions in addition to party supplies, Factory Card was viewed as a strong complimentary brand serving customers not generally reached by current customers of AAH Holdings’ existing retail subsidiaries.

On May 25, 2007, AAH Holdings submitted a preliminary indication of interest for between $12.50 and $16.00 per share, in cash. The range was based on Factory Card’s earnings potential as a subsidiary of AAH Holdings and an analysis of relative market valuations of Factory Card’s peers. Factory Card’s earnings potential was estimated using the CIM and preliminary diligence conducted by AAH Holdings and its representatives.

Based on its preliminary indication of interest, AAH Holdings was invited to attend a management presentation regarding Factory Card. On June 6, 2007, representatives of Factory Card and Goldsmith met with representatives of AAH Holdings. Gary W. Rada, Factory Card’s President and Chief Executive Officer, gave a presentation regarding Factory Card’s historical financial performance, strategic growth plan and projections, and merchandising and marketing strategy.

Beginning on June 21, 2007, Factory Card provided AAH Holdings and its representatives with access to financial and legal diligence materials in an online data room. In the course of conducting their due diligence, AAH Holdings was focused on:

•	the financial health and trends of the Factory Card store base;

•	Factory Card’s current merchandising strategy and supply agreements, particularly for greeting cards;

•	the quality of Factory Card’s reported earnings;

•	a full legal review of Factory Card’s leases and other contracts; and

•	a detailed review of Factory Card’s potential liabilities.

On July 18, 2007, representatives from AAH Holdings and Ernst & Young, financial consultant to AAH Holdings, met with certain members of Factory Card’s finance team. AAH Holdings reviewed Factory Card’s financial systems and reporting processes, balance sheet reserves and key accounting policies, gross margins and other operating costs, management’s view of extraordinary expenses, and other general accounting matters. Generally from June 21 through July 25, 2007, Factory Card management and Goldsmith helped answer outstanding diligence questions when information was not readily available in the data room.

Goldsmith instructed interested parties to submit final bids for Factory Card on July 25, 2007. On July 25, 2007, AAH Holdings submitted a bid for $15.00 per share and submitted comments to Factory Card’s proposed form of merger agreement.

On July 27, 2007, representatives from Goldsmith met telephonically with representatives from AAH Holdings to discuss AAH Holdings’ bid. The representatives from Goldsmith informed AAH Holdings that Goldsmith was authorized to make a counter-proposal to selected parties that had submitted bids. Goldsmith also described the Board’s concern regarding AAH Holdings’ ability to close the transaction. Goldsmith proposed that AAH Holdings increase its bid to $17.50 per share.

On July 31, 2007, AAH Holdings submitted a revised proposal for $16.00 per share, which included a $4 million reverse breakup fee to address the Board’s concern regarding the certainty of AAH Holdings’ ability to close the transaction. At $16.00 per share, AAH Holdings still viewed Factory Card as an attractive asset within AAH Holdings. AAH Holdings requested a two-week exclusivity period to complete its due diligence and finalize the merger agreement.

On August 2, 2007, representatives from Goldsmith met telephonically with representatives from AAH Holdings to discuss AAH Holdings’ revised bid. Goldsmith informed AAH Holdings that Factory Card would enter into a two-week exclusivity agreement with AAH Holdings if AAH Holdings increased its bid to $17.50 per Share.

On August 4, 2007, AAH Holdings submitted a revised proposal for $16.50 per share. Goldsmith subsequently informed AAH Holdings that based on the revised proposal and the parties’ discussions to date, Factory Card was prepared to grant AAH Holdings the requested limited exclusivity period.

On August 8, 2007, AAH Holdings executed an exclusivity agreement with Factory Card whereby AAH Holdings was granted an exclusive period, expiring on August 22, 2007, to conduct additional due diligence in order to confirm its $16.50 per share offer price and negotiate definitive documentation of the proposed transaction.

From August 8 to August 22, representatives of AAH Holdings, and its financial and legal advisors, worked with Factory Card’s management and financial and legal advisors to complete AAH Holdings’ due diligence. Representatives from both parties’ legal counsel worked with AAH Holdings and Factory Card to negotiate the merger agreement.

On August 22, 2007, the initial exclusivity period expired and AAH Holdings requested an extension of the exclusivity period until August 31, 2007 to complete its due diligence and finalize the merger agreement. AAH Holdings also indicated for the first time that it wanted the executive officers of Factory Card who had employment agreements with Factory Card to agree to certain amendments to those agreements prior to the execution of the Merger Agreement. On August 23, 2007, the exclusivity period was extended until August 29, 2007.

Over the next several days, the parties’ respective legal advisors continued to negotiate the terms of the Merger Agreement. During the last week of August, AAH Holdings commenced negotiations between AAH Holdings and certain of Factory Card’s executive officers, who were represented by counsel in these negotiations separate from Factory Card’s counsel, regarding amendments to their employment agreements to be put in place at the closing of the Merger. Parent, as the sole stockholder of Purchaser, reviewed and approved the form of the merger agreement, and the transactions contemplated thereby, on August 27, 2007. The board of directors of each of Parent and Purchaser approved the form of the merger agreement, and the transactions contemplated thereby, on August 28, 2007 and August 29, 2007, respectively.

The executive officers and AAH Holdings continued to negotiate the executive agreements during the first two weeks of September. AAH Holdings and Factory Card also continued to negotiate and exchange drafts of the merger agreement during this time.

Once the executive agreements and the merger agreement were finalized, the Factory Card board of directors approved the agreement, and the transactions contemplated thereby, on September 17, 2007. The Merger Agreement was executed by Factory Card, Purchaser and Parent the evening of September 17, 2007. The following day, AAH Holdings and Factory Card issued a press release announcing the execution of the Merger Agreement.

Executive Agreements

On September 17, 2007, Parent, Factory Card and Factory Card Outlet of America, Ltd., Factory Card’s wholly-owned subsidiary (the “Subsidiary”), entered into agreements (the “Senior Executive Agreements”) with each of Gary Rada (President and Chief Executive Officer of Factory Card), Timothy Gower (Senior Vice President of Operations of Factory Card), and Michael Perri (Senior Vice President of Merchandising and Marketing of Factory Card) which, among other things, amend their existing employment agreements with Factory Card (the “Employment Agreements” and each such senior executive, a “Senior Executive”).

The Senior Executive Agreements will become effective upon consummation of the Merger. The Senior Executive Agreements, among other things:

•	extend the term of the Employment Agreements to April 7, 2010, with respect to Mr. Rada (the current annual salary of Mr. Rada is $445,000 but can be increased by the Board), and April 7, 2009, with respect to Messrs. Gower and Perri (the current annual salary of Mr. Gower is $268,100 and of Mr. Perri is $260,000 but, in each case, can be increased by the Board), provided that in each case such term is automatically extended for subsequent one-year terms unless either the Senior Executive or the employer gives written notice to the other of a desire not to extend at least 60 days prior to the end of the then-applicable term;

•	require that Factory Card, contemporaneous with the execution of each Senior Executive Agreement, amend its Executive Severance Plan (as amended, the “Restated Executive Severance Plan”) to provide, among other things, that, prior to July 1, 2009 (or if the Merger is consummated, prior to December 31, 2011), the Restated Executive Severance Plan may not be amended, modified, suspended or terminated as to any participant, without the written approval of any adversely affected participant;

•	provide that if a Senior Executive is provided a notice not to extend the term of such Senior Executive’s Employment Agreement and the Senior Executive continues to be employed by Factory or an affiliate thereof after the expiration of the term of such Senior Executive’s Employment Agreement, such Senior Executive will participate in the Restated Executive Severance Plan;

•	clarify that (A) any changes to a Senior Executive’s duties and authorities caused solely and as a direct and proximate result of Factory Card becoming a privately-held subsidiary of Parent or certain of its affiliates will not constitute “good reason” as defined in the Employment Agreements and the Restated Executive Severance Plan and (B) each Senior Executive agrees that the material employee benefit plans provided by Parent and AAH Holdings and listed in such Senior Executive Agreements are reasonably acceptable to the Senior Executive and that modifications or amendments to such plans that apply to senior executives of Factory Card, Parent or AAH Holdings generally (whether or not they also apply to other participants) will not constitute “good reason” under the relevant Employment Agreement or otherwise breach the relevant Senior Executive Agreement;

•	provide a general description, as to each Senior Executive, of such Senior Executive’s duties after the Merger;

•	confirm (with respect to Messrs. Gower and Perri) that consummation of the Merger would constitute a “change of control” under the Restated Executive Severance Plan and that the “severance period” would be 18 months for purposes of the Restated Executive Severance Plan if such Senior Executive becomes entitled to severance benefits under such plan within two years after consummation of the Merger;

•	provide for a grant of options, as of the date of the Merger, pursuant to certain option agreements (as described below);

•	eliminate the provisions of the Employment Agreements requiring the acceleration of vesting for equity awards as a result of “good reason” terminations, terminations “without cause” and as a result of a “change in control”, all as defined in the Employment Agreements (provided, however, that, as described below, certain new option agreements granted to Messrs. Rada, Gower and Perri provide for acceleration of vesting of options issued pursuant to such award agreements); and

•	in the case of Mr. Rada’s Senior Executive Agreement, such executive agreement (A) provides that Mr. Rada will serve as a member of the Board during the term of his Employment Agreement, and (B) limits the applicability of the increased “severance period” of 36 months (following a “change of control” and, either, a termination other than for “cause” or termination for “good reason”, all as defined in Mr. Rada’s Employment Agreement) to those terminations, with respect to Mr. Rada, that occur after a “change of control” but prior to April 8, 2009.

On September 17, 2007, Parent, Factory Card and the Subsidiary also entered into agreements (the “Additional Agreements”) with Timothy Benson (Chief Financial Officer of Factory Card) as well as certain officers of Factory Card including Debra Smetana, Edward Plesa, Robert Krentzman and Eugene Koch (each, including Mr. Benson, a “Covered Person” of Factory Card).

The Additional Agreements will become effective upon consummation of the Merger. The Additional Agreements, among other things:

•	provide for Factory Card’s continued employment of Messrs. Benson, Plesa, Krentzman and Koch as well as of Ms. Smetana, in each case as an at-will employee following the closing of the Merger;

•	require that the Factory Card, contemporaneous with the execution of each Additional Agreement amend its Executive Severance Plan to provide, among other things, that, prior to July 1, 2009 (or if the Merger is consummated, prior to December 31, 2011), the Restated Executive Severance Plan may not be amended, modified, suspended or terminated as to any participant, without the written approval of any adversely affected participant;

•	clarify that any changes to a Covered Person’s duties and authorities caused solely and as a direct and proximate result of Factory Card becoming a privately-held subsidiary of Parent or certain of its affiliates will not constitute “good reason” as defined in the Restated Executive Severance Plan;

•	confirm that consummation of the Merger would constitute a “change of control” under the Restated Executive Severance Plan and that the “severance period” would be 18 months for purposes of the Restated Executive Severance Plan if such Covered Person becomes entitled to severance benefits under such plan within two years after consummation of the Merger; and

•	provide for a grant of options, as of the date of the Merger, pursuant to certain option agreements (as described below).

In addition, pursuant to the Senior Executive Agreements and the Additional Agreements, on the date of the consummation of the Merger, Parent will cause its parent, AAH Holdings, to grant Messrs. Rada, Gower, Perri, Benson, Plesa, Krentzman and Koch as well as Ms. Smetana, nonqualified options to purchase 30, 20, 24, 24, 15, 12, 14 and 14 shares, respectively, of common stock of AAH Holdings under the AAH Holdings Corporation 2004 Equity Incentive Plan at an exercise price equal to the fair market value of the common stock on the date of grant. One-half (50%) of the options will vest in equal annual installments over a period of five years following the date of grant, and the remaining one-half (50%) will be subject to performance vesting in accordance with the terms specified in the applicable option agreement. The options subject to time vesting will immediately vest upon the consummation of any “sale transaction” (as defined in the applicable option agreement) involving Factory Card and certain of its affiliates which occurs after the consummation of the Merger.

The foregoing descriptions of the Restated Executive Severance Plan, the Senior Executive Agreements and the Additional Agreements do not purport to be complete and are qualified in their entirety by reference to the Current Report on Form 8-K filed by Factory Card with the SEC on September 18, 2007 and by reference to the Restated Executive Severance Plan, the Senior Executive Agreements and the Additional Agreement with Timothy Benson that were filed as exhibits to such Current Report on Form 8-K filed by Factory Card with the SEC on September 18, 2007.

12.	Purpose of the Offer; the Merger Agreement; Plans for Factory Card

Purpose

The purpose of the Offer is to enable Parent, through Purchaser, to acquire control of Factory Card and is the first step in the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Parent filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning Parent and Purchaser” of this Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer.  The Merger Agreement provides that we will commence the Offer as promptly as practicable, but in any event, not later than ten business days from and including the date of the initial public announcement of the Merger Agreement and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser has agreed that, unless previously approved by Factory Card, no change in the Offer may be made (i) which decreases the price per Share payable in the Offer; (ii) which changes the form of consideration to be paid in the Offer, (iii) which reduces the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) which imposes conditions to the Offer in addition to those set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase or which modifies such conditions or (v) which amends any other term of the Offer in a manner adverse to the holders of the Shares.

The Offer will expire at 12:00 midnight, Eastern time, on November 5, 2007, unless the Offer is extended. The Merger Agreement provides that if any of the conditions of the Offer are not satisfied or waived to the extent permitted by the Merger Agreement at the end of the initial Expiration Date or subsequent expiration time related to an extension of the Offer, then the Purchaser may, in its discretion, extend the Offer for one or more periods not in excess of five business days each. In addition, the Purchaser (i) may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (ii) may, and if Factory Card so requests, the Purchaser shall, provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act if all of the conditions to the Offer are satisfied or waived, but all of the Shares validly tendered and not withdrawn pursuant to the Offer, together with Shares, if any held by us, Parent, or any other direct or indirect wholly-owned subsidiary of Parent (the “Parent Companies”), constitute less than 90% of the outstanding Shares. In addition, the Merger Agreement provides that Purchaser shall extend the Offer under certain circumstances beyond the initial scheduled expiration if certain conditions to the Offer (which have not been waived) exist with respect to applicable laws, the accuracy of Factory Card’s representations and warranties in the Merger Agreement or compliance by Factory Card with its covenants in the Merger Agreement, or other conditions to the Offer exist which are reasonably capable of being satisfied.

Top-Up Option.  Pursuant to the Merger Agreement, Factory Card has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of shares of common stock (the “Top-Up Shares”) that, when added to the number of shares of common stock directly or indirectly owned by the Parent Companies at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of common stock outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of shares of common stock in excess of the shares of common stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised (i) if such exercise would require stockholder approval under the rules of the Nasdaq Global Market or (ii) unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the Shares will be directly or indirectly owned by us or Parent. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

The Merger.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” (i) Purchaser will be merged with and into Factory Card and the separate corporate existence of Purchaser will thereupon cease; (ii) Factory Card will be the surviving corporation in the Merger and will become a direct wholly-owned subsidiary of Parent; and (iii) the directors of Purchaser and the officers of Factory Card will be the initial directors and officers of the surviving corporation in the Merger. Each Share issued and outstanding immediately prior to the Effective Time (as defined below), other than Shares owned by any of the Parent Companies, Factory Card’s subsidiary, or stockholders who exercise appraisal rights under Delaware law, or held in the treasury of Factory Card, shall be cancelled and extinguished and converted into the right to receive the Offer Price in cash, without interest thereon and net of applicable tax withholding. Stockholders who exercise appraisal rights under Delaware law will receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

Vote Required to Approve Merger.  The DGCL requires, among other things, that the Board approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of Factory Card’s outstanding voting securities adopt the Merger Agreement and approve the Merger. If the short-form merger procedure is not available for the Merger, Factory Card’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, Factory Card will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a special meeting of its stockholders as soon as reasonably practicable following Purchaser’s purchase of the Shares pursuant to the Offer, for the purpose of adopting the Merger Agreement (the “Stockholders’ Meeting”). If the Minimum Condition in the

Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of Factory Card stockholders without the affirmative vote of any other Factory Card stockholder.

“Short-Form” Merger Procedure.  The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the outstanding Shares of Factory Card. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as soon as practicable after the closing of the Offer, without any advance notice to or approval of the other stockholders of Factory Card.

Conditions to the Merger.  The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	if required pursuant to applicable law, approval of the Merger Agreement by the stockholders of Factory Card in accordance with applicable law and the certificate of incorporation of Factory Card, provided that Parent and Purchaser vote their Shares in favor of the Merger Agreement (the “Factory Card Stockholder Approval”);

•	absence of any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated by the Merger Agreement not be consummated;

•	all material governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time; and

•	Purchaser shall have purchased Shares pursuant to the Offer.

Termination of the Merger Agreement.  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger, whether before or after adoption of the Merger Agreement by the stockholders of Factory Card:

(a) By mutual written consent of Parent and Factory Card;

(b) By either Parent or Factory Card: (i) if a court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (ii) Purchaser has not purchased Shares pursuant to the Offer on or prior to January 17, 2008 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to clause (ii) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement is the primary cause of, or results in, such failure to purchase by such date;

(c) By Parent prior to the purchase of the Shares pursuant to the Offer by Purchaser if (i) Factory Card fails to perform in any material respect any of its material obligations under the Merger Agreement and such failure to perform is incapable of being cured or is not cured within 30 days after notice in writing to Factory Card by Parent; (ii) any representation or warranty of Factory Card set forth in the Merger Agreement is not true and correct and is incapable of being cured or is not cured within 30 days after notice in writing to Factory Card by Parent, with certain exceptions and except for such failures to be true and correct which do not have a Material Adverse Effect (as defined below); or (iii) the Board withdraws or materially modifies or changes (including by amendment of the Schedule 14D-9) the Board Recommendation in a manner adverse to Parent or Purchaser;

(d) By Factory Card prior to the consummation of the Merger if (i) Purchaser has failed to commence the Offer within ten business days following the date of the initial public announcement of the Offer or has terminated the Offer prior to the purchase of Shares pursuant to the Offer; (ii) Purchaser or Parent fail to perform in any material respect any of their material obligations under the Merger Agreement and such failure to perform (other than in the case of the obligation to purchase the Shares pursuant to the Offer) is incapable of being cured or is not cured within 30 days after notice in writing to Parent by Factory Card; or (iii) any representation or warranty of Purchaser or Parent set forth in the Merger Agreement is not true and correct and is incapable of being cured or is not cured within 30 days after notice in writing to Parent by Factory Card, with certain exceptions and except for such failures to be true and correct which do not adversely affect Purchaser’s or Parent’s ability to complete the Offer or the Merger; or

(e) By Factory Card at any time prior to the earlier of the purchase of the Shares pursuant to the Offer or the Stockholders’ Meeting, if the Board has determined in good faith (after consultation with and taking into account the advice of its financial advisor and legal counsel) that an Acquisition Proposal (as defined below) is a Superior Proposal (as defined below) and the Board withdraws or modifies the Board Recommendation in response to such Superior Proposal, but only if the Board determines in good faith (after consultation with and taking into account the advice of its financial advisor and legal counsel) that it would be reasonably likely to breach its fiduciary duties to stockholders under applicable law if it did not take such action; provided, however, that prior to taking such action, the Board has (i) given Parent and Purchaser at least three business days prior written notice that the Board intends to take such action and provided Parent and Purchaser with a reasonable opportunity to respond to any such Superior Proposal (which response could include a proposal to revise the terms of the transactions contemplated under the Merger Agreement), and (ii) fully considered any response by Parent or Purchaser to such Superior Proposal and concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal.

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void and be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Factory Card (or any of their respective affiliates, directors, officers or stockholders), except for certain enumerated exceptions (including the payment of termination fees in certain circumstances described under “ — Termination Fees” of this Section 12); provided, however, that such a termination will not relieve any party from liability for any willful breach of the Merger Agreement.

Alternative Acquisition Proposals.  The Merger Agreement requires Factory Card to cease all existing activities, discussions or negotiations with any person with respect to the possibility or consideration of any Acquisition Proposal. An “Acquisition Proposal” is defined in the Merger Agreement as any bona fide proposal or offer made by any person other than Parent, Purchaser, or any affiliate of Parent or Purchaser relating to:

•	any merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution, sale, direct or indirect acquisition, or other disposition in a single transaction or in any series of transactions involving more than 20% of the fair market value of the assets of Factory Card and its subsidiary, taken as a whole, or more than 20% of the Shares; or

•	any tender offer or exchange offer as defined by the Exchange Act that, if consummated, would result in any person beneficially owning 20% or more of the Shares.

Except as provided in the following paragraph, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, Factory Card and its subsidiary will not, and will use commercially reasonable efforts to cause their respective officers, directors, employees, investment bankers, attorneys, or other agents (collectively, “Representatives”) not to:

•	initiate or solicit, directly or indirectly, any inquiries or the making of an Acquisition Proposal; or

•	engage in negotiations or discussions with, or provide any information or data to, any person relating to any Acquisition Proposal (other than the transaction contemplated by the Merger Agreement).

Notwithstanding the previous paragraph, prior to the purchase of the Shares pursuant to the Offer, Factory Card may, in response to an unsolicited bona fide written proposal received on or after the date of the Merger Agreement (and not withdrawn) and with respect to an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, participate in discussions or negotiations with or furnish information to any person if (i) the Board determines in good faith (after consultation with its financial advisor)

that such person is reasonably likely to submit an Acquisition Proposal which is a Superior Proposal (as defined below); (ii) the Board determines in good faith (after consultation with its outside legal counsel) that the failure to participate in such discussions or negotiations or to furnish such information would be reasonably likely to be a breach of its fiduciary duties to Factory Card’s stockholders under applicable laws; (iii) prior to taking such action, Factory Card receives from such person an executed confidentiality agreement having terms no more favorable than those contained in the confidentiality agreement between Parent and Factory Card; and (iv) Factory Card promptly provides to Parent any non-public information that is provided to such person or that person’s representatives that was not previously provided to Parent or Purchaser. Factory Card will promptly (but in no event later than one business day) notify Parent and Purchaser if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with Factory Card or its subsidiary, in each case in connection with any Acquisition Proposal, and will disclose the identity of the other party and a summary of the material terms and conditions of such proposals or offers. Factory Card will thereafter keep Parent and Purchaser informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

Factory Card may waive the provisions of any “standstill” agreement between Factory Card and any person to the extent necessary to permit such person to submit an Acquisition Proposal that the Board believes, in its good faith judgment, is reasonably likely to result in a Superior Proposal.

A “Superior Proposal” is defined in the Merger Agreement to be a bona fide written Acquisition Proposal (where all percentages included in the definition of “Acquisition Proposal” are increased to 50%) not solicited or initiated in violation of the Merger Agreement, which the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) is more favorable (taking into account, among other things, all legal and regulatory aspects of the Merger Agreement and the Acquisition Proposal and any revisions made or proposed in writing by Parent or Purchaser prior to the time of determination) to Factory Card’s stockholders from a financial point of view than the transactions provided for in the Merger Agreement, (ii) is reasonably capable of being consummated by December 31, 2007, and (iii) for which third party financing, to the extent required, is then committed consistent with market standards under similar circumstances determined using the proper exercise of the Board’s fiduciary duty to Factory Card’s stockholders under applicable law.

In the Merger Agreement, Factory Card has agreed, subject to certain exceptions described below, that the Board will not:

•	except as required by Rule 14(e)-2 promulgated under the Exchange Act, withdraw, modify or change the Board Recommendation in a manner adverse to Parent or Purchaser;

•	approve, recommend or cause the Company to enter into any written agreement with respect to any Acquisition Proposal.

Notwithstanding the foregoing, prior to the earlier of the purchase of tendered Shares pursuant to the Offer or the Stockholders’ Meeting, the Board may withdraw or modify the Board Recommendation and terminate the Merger Agreement if:

•	it has determined in good faith, after consultation with and taking into account the advice of its financial advisor and legal counsel, that an Acquisition Proposal is a Superior Proposal;

•	it has determined in good faith, after consultation with and taking into account the advice of its financial advisor and legal counsel, that the failure to take such action would be reasonably likely to breach its fiduciary duties to Factory Card’s stockholders under applicable law;

•	prior to taking such action, it has given Parent and Purchaser three business days prior written notice that it intends to take such action and has provided Parent and Purchaser with a reasonable opportunity to respond to such Superior Proposal (which response may include a proposal to revise the terms of the transactions contemplated by the Merger Agreement);

•	prior to taking such action, it has fully considered any response by Parent or Purchaser to such notice and has concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal; and

•	substantially concurrently with the termination of the Merger Agreement, Factory Card pays Parent the termination fee described below.

However, the foregoing restrictions will not prohibit Factory Card or the Board from (i) taking and disclosing to Factory Card’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or (ii) making any other disclosure (including a withdrawal or modification of the Board Recommendation) if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such disclosure would be reasonably likely to be a breach of its fiduciary duties to Factory Card’s stockholders under applicable law; provided that any disclosure other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal, or (iii) an express reaffirmation of its recommendation to its stockholders in favor of the Offer and the Merger, shall be deemed to be a withdrawal of the Board Recommendation.

Termination Fees.  The Merger Agreement provides that Factory Card shall pay Parent a termination fee of $2,000,000 as Parent’s sole remedy if the Merger Agreement is terminated (i) by Parent or Factory Card pursuant to clause (b)(ii) under Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Termination of the Merger Agreement” of this Offer to Purchase (other than if the closing condition set forth in subsection (a) of Section 14 “Certain Conditions of the Offer” of this Offer to Purchase is not then satisfied as a result of any order, decree, filing or other action relating to any Antitrust Law (as defined in the Merger Agreement)) and both (a) prior to such termination, an Acquisition Proposal has been made to the Board or Factory Card or publicly announced, and, in each case not irrevocably withdrawn, or any person has publicly announced an intention to make an Acquisition Proposal, which intention has not been irrevocably withdrawn, and (b) Factory Card consummates any transaction specified within the definition of “Acquisition Proposal” within 12 months of the termination of the Merger Agreement; or (ii) by Factory Card pursuant to clause (e) under Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Termination of the Merger Agreement” of this Offer to Purchase.

The Merger Agreement provides that Parent shall pay Factory Card a termination fee of $4,000,000 as Factory Card’s sole remedy if the Merger Agreement is terminated by Parent or Factory Card (i) pursuant to clause (b)(i) under Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Termination of the Merger Agreement” of this Offer to Purchase as a result of any order, decree, or ruling or other action relating to any Antitrust Law; or (ii) pursuant to clause (b)(ii) under Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card — Termination of the Merger Agreement” of this Offer to Purchase and all of the conditions to the Offer are satisfied, other than the Minimum Condition and the condition set forth in subsection (a) of Section 14 “Certain Conditions of the Offer” of this Offer to Purchase as a result of any order, decree, ruling or other action relating to any Antitrust Law.

Conduct of Business.  The Merger Agreement provides that during the period from the date of the Merger Agreement until Effective Time, Factory Card will, and will cause its subsidiary to, unless Parent otherwise consents in writing and except as otherwise required by the Merger Agreement, conduct its operations according to its ordinary and usual course of business consistent with past practice and, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

Without limiting the generality of the foregoing, without the prior written consent of Parent and except as required by law or as otherwise permitted in the Merger Agreement, prior to the Effective Time, Factory Card has agreed that it will, and will cause its subsidiary to, conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Neither Factory Card nor its subsidiary will, without the prior written consent of Parent engage in certain activities including but not limited to:

•	except in the ordinary course of business consistent with past practice, amend, enter into or terminate any Company Material Contract (as defined in the Merger Agreement), or waive, release or assign any material rights or claims thereunder;

•	other than ordinary course borrowing pursuant to Factory Card’s existing debt facilities consistent with past practice, incur any material indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to Factory Card or its subsidiary;

•	adopt any amendments to its certificate of incorporation or bylaws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary not constituting an inactive subsidiary of Factory Card; or

•	transfer, lease, license, sell, mortgage, pledge, dispose of, encumber or subject to any lien any property or assets or cease to operate any assets (with exceptions as set forth in the Merger Agreement).

Board of Directors.  The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer (provided the Shares so purchased represent at least a majority of the Shares issued and outstanding on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded to the nearest whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by (ii) the percentage that (I) the number of Shares so accepted for payment bears to (II) the total number of Shares then issued and outstanding on a fully diluted basis, and Factory Card will, at such time, upon Parent or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board, and shall take all actions available to Factory Card to cause Parent’s designees to be so elected.

At such time and subject to the provisions described below with respect to the composition of the Audit Committee prior to the Effective Time, Factory Card shall also cause persons designated by Parent to have appropriate representation on (i) each committee of the Board, (ii) each board of directors (or similar body) of Factory Card’s subsidiary and (iii) each committee (or similar body) of each such board. Factory Card shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to effect any such election.

The Merger Agreement also provides that, in the event that Parent’s designees are elected to the Board, until the Effective Time, the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of Factory Card (the “Original Directors”) and at least three Original Directors shall serve on the Audit Committee of the Board such that the Audit Committee complies with all applicable requirements of the SEC and the Nasdaq Stock Market (collectively, the “Audit Committee Requirements”); provided that, in such event, if the number of Original Directors is reduced below three for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) shall be entitled to designate persons (who shall not be officers or affiliates of Factory Card) to fill such vacancies who shall be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate three persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement. If Parent’s designees are elected to the Board before the Effective Time, the affirmative vote of a majority of the Original Directors shall be required for Factory Card to (a) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (b) exercise or waive any of Factory Card’s rights, benefits or remedies hereunder, or (c) take any other action by the Board under or in connection with the Merger Agreement.

Stock Options.  The Merger Agreement provides that the Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised stock option or similar rights to purchase Shares granted under Factory Card’s 2002 Stock Option Plan,

2002 Non-Employee Directors Stock Option Plan, or the 2003 Equity Incentive Plan (the “Option Plans”),whether or not then vested and exercisable, will be cancelled and, in consideration of such cancellation, each former holder of such cancelled options shall be entitled to receive a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such option multiplied by (ii) the number of unexercised Shares subject thereto (such payment, if any, to be net of applicable tax withholding).

Warrants.  The Merger Agreement provides that each holder of any unexpired and unexercised warrant or similar right to purchase Shares shall, in accordance with the terms of the Warrant Agreement, be entitled to receive, upon the exercise thereof at any time after the Effective Time in accordance with the terms thereof, a payment in cash of an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such warrant multiplied by (ii) the number of unexercised Shares subject thereto (such payment, if any, to be net of applicable tax withholding), provided, however, that from and after the Effective Time, any such warrants shall only entitle such holder to such payment.

Restricted Stock.  The Merger Agreement provides that the Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding Share of restricted common stock (other than those with performance vesting, which will be cancelled immediately prior to the Effective Time) under any of the Option Plans will immediately vest and the restrictions associated therewith will automatically be deemed waived at the Effective Time.

Indemnification and Insurance.  Parent has agreed in the Merger Agreement that, from and after the Effective Time, it shall, and shall cause the surviving corporation of the Merger to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of Factory Card or any of its present or former subsidiaries against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the fullest extent permitted by law, and shall promptly advance expenses as incurred to the fullest extent permitted by law. The certificate of incorporation and bylaws of the surviving corporation will contain the provisions with respect to indemnification set forth in the certificate of incorporation and bylaws of Factory Card on the date of the Merger Agreement, which provisions thereafter shall not, for a period of at least six years from the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the indemnified parties, unless such modification is required by law. Parent will also maintain in effect, for a period of six years after the Effective Time, the existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Factory Card and its subsidiary prior to the Effective Time, provided, however, that Parent may substitute policies of substantially the same coverage containing terms and conditions that are no less advantageous to the insured persons, and provided further, that in no event shall Parent or the surviving corporation of the Merger be required to expend more than an amount per year equal to 300% of the annual premiums currently paid by Factory Card for such insurance.

Employees.  The Merger Agreement provides that for a period of two years following the Effective Time, Parent will provide employee benefit plans, programs, arrangements and policies for the benefit of employees of Factory Card and its subsidiary that, in the aggregate, are no less favorable to such employees than the Factory Card employee benefit plans (excluding all equity incentive plans, programs, agreements and arrangements) in effect immediately prior to the Effective Time. All service credited to each employee by Factory Card or its affiliates through the Effective Time shall be recognized by Parent and its affiliates for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by Parent or its affiliates for the benefit of the employees (other than with respect to benefit accruals under defined benefit plans or to the extent necessary to avoid duplication of benefits). Without limiting the foregoing, Parent will not treat (and shall cause its affiliates not to treat) any such employee as a “new” employee for purposes of any pre-existing condition exclusions, waiting periods, evidence of insurability requirements or similar provision under any health or other welfare plan, and will make appropriate arrangements with its insurance carrier(s), to the extent applicable, to ensure such result, and Parent shall provide (or shall cause its affiliates to provide) each such employee with credit for any copayments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plans in which such employees are eligible to participate after the Effective Time, as if those deductibles or copayments had been paid under the welfare benefit plans (if different) in which such employees are eligible to participate at and after the Effective Time. The surviving corporation of the Merger has agreed to honor and assume Factory Card’s obligations under its existing Employment Agreements (as defined in the Merger Agreement), all as in effect at the Effective Time. Parent has agreed to guarantee the payment and performance by the surviving corporation of such obligations.

Reasonable Efforts.  Subject to certain exceptions described in the Merger Agreement, each of Factory Card, Parent and Purchaser will use (i) all reasonable efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by the Merger Agreement, including using reasonable efforts to obtain all necessary or appropriate waivers, consents, and approvals, to effect all necessary registrations, filings and submissions, and to lift any injunction or other legal bar to the Merger and (ii) reasonable best efforts to obtain consents of third parties that are disclosed under the Merger Agreement as being required for purposes of consummation of the transactions contemplated by the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains various representations and warranties made by Factory Card to Parent and Purchaser, including representations relating to due organization, good standing and corporate power; capitalization; company subsidiaries; SEC filings; financial statements; absence of undisclosed liabilities; compliance with certain laws; legal actions and proceedings; material contracts; intellectual property rights; real property matters; tax matters; employee benefit plans; labor matters; environmental matters; opinion of financial advisor; and Schedule TO and Schedule 14D-9 information. These representations and warranties do not survive beyond the earlier of (i) termination of the Merger Agreement or (ii) the purchase of Shares by Purchaser pursuant to the Offer. These representations and warranties were made to and solely for the benefit of Parent and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the disclosure schedule that Factory Card delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Factory Card’s public disclosures.

Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, a “Material Adverse Effect” means any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) which, when considered either individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of Factory Card and its subsidiary, taken as a whole and excluding any effect arising out of any of the following:

(i) changes in the economy, financial markets (including the securities markets), political or regulatory conditions generally, including, without limitation, as a result of terrorist activities, engagement or escalation in hostilities involving the United States, or declaration of a national emergency or war by the United States (unless such changes disproportionately affect Factory Card or its subsidiary);

(ii) changes generally affecting the industries and markets in which Factory Card and its subsidiary conduct their business (unless such changes disproportionately affect Factory Card or its subsidiary);

(iii) changes in GAAP after the date of the Merger Agreement;

(iv) the execution or announcement of the Merger Agreement or the announcement or consummation of the Offer or the Merger; or

(v) the identity of Parent or Purchaser or any actions taken in compliance with the Merger Agreement or otherwise with the consent of Parent, including, without limitation, the impact on the relationships of Factory Card with any customer, vendor, distributor, supplier, franchisee, landlord, tenant, consultant, employee or independent contractor with whom Factory Card or its subsidiary has any relationship.

Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Factory Card, including representations relating to corporate organization and qualification, authority relative to the Merger Agreement, consents and approvals, Schedule 14D-9 information and availability of financing.

Amendments and Modifications.  At any time prior to the Effective Time and subject to the DGCL, the Merger Agreement may be amended or modified by written agreement of the parties to the Merger Agreement, but after the purchase and payment of any Shares by Parent or Purchaser pursuant to the Offer, no amendment will be made which changes the consideration payable in the Merger, adversely affects the rights of the Factory Card stockholders or is required under any applicable law to be approved by such stockholders without the approval of such stockholders.

Confidentiality Agreement

Parent and Factory Card entered into a Confidentiality Agreement on April 24, 2007. Pursuant to the Confidentiality Agreement, Parent agreed to keep confidential certain information provided by Factory Card or its representatives and agreed to certain “standstill” provisions for the protection of Factory Card. The Merger Agreement provides that the Confidentiality Agreement survives any termination of the Merger Agreement and that all information and material delivered by any party under the Merger Agreement will be subject to the Confidentiality Agreement.

Plans for Factory Card

After we purchase the Shares pursuant to the Offer, Parent may appoint its representatives to the Board in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Parent intends to operate Factory Card as a direct subsidiary of Parent under the direction of Parent’s management.

Parent intends to continue to review Factory Card’s business, operations, capitalization and management. Accordingly, Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Parent has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Factory Card or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Factory Card or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Factory Card, (4) any change to Factory Card’s present management, or (5) any other material changes in Factory Card’s corporate structure or business.

Appraisal Rights

The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (who did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as

Annex II to this Offer to Purchase. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We and Parent do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13.	Dividends and Distributions

The Merger Agreement provides that prior to the Effective Time, without the prior written consent of Parent, Factory Card will not declare, set aside for payment or pay any dividend, or make any other actual, constructive, or deemed distribution in respect of any Shares, or otherwise make any payments to Factory Card stockholders in their capacity as stockholders, other than dividends by a wholly-owned subsidiary of Factory Card.

14.	Certain Conditions of the Offer

The Merger Agreement provides that we will not be required to accept for payment, or pay for, any Shares, and may terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered if (i) there shall not have been validly tendered and not withdrawn immediately prior to the Expiration Date that number of Shares representing a majority of the outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights and convertible securities to purchase Shares) (the “Minimum Condition”) or (ii) any of the following conditions exist:

(a) any Governmental Entity (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which materially restricts, prevents or prohibits consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement, provided that Parent shall have used its reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted;

(b) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct at any time prior to consummation of the Offer as though made on and as of such date, (except (i) for changes specifically permitted by the Merger Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), except in any case, subject to certain exceptions, for such failures to be true and correct which would not, in the aggregate, have a Material Adverse Effect;

(c) Factory Card shall not have performed or complied in all material respects with its material obligations under the Merger Agreement to be performed or complied with by it on or prior to the date of consummation of the Offer;

(d) the Merger Agreement shall have been terminated in accordance with its terms; or

(e) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or materially modified (including by amendment of the Schedule 14D-9) the Board Recommendation in a manner adverse to Parent or Purchaser or shall have recommended another offer;

and, in the reasonable good faith judgment of Parent and Purchaser in any such case, and regardless of the circumstances (including any action or omission by Parent and Purchaser; provided that Parent and Purchaser are not in violation of the Merger Agreement), giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

The foregoing conditions are for the sole benefit of us and Parent, may be asserted by us or Parent regardless of the circumstances giving rise to such condition, and may be waived by us or Parent in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. The failure by us or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Factory Card with the SEC and other publicly available information concerning Factory Card and information supplied by Factory Card, none of Parent, Purchaser or Factory Card is aware of any contract, license or regulatory permit that appears to be material to the business of Factory Card and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Factory Card’s subsidiary) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and Parent currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws.  A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Factory Card is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Factory Card from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to the time such person became an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned by (i) directors who are also officers of the corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

The Board has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

Based on information supplied by Factory Card and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor Parent has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value by Purchaser of Factory Card’s voting securities as determined under the HSR Act, Purchaser believes that notice under the HSR Act is not required for this transaction.

The Antitrust Division and the FTC are the agencies in charge of reviewing transactions under the antitrust laws. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Factory Card or its subsidiaries or Parent or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Other Foreign Jurisdictions.  It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although we do not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

16.	Fees and Expenses

We and Parent have retained MacKenzie Partners, Inc. to act as the Information Agent and Wells Fargo Bank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Parent will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor Parent will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Neither we nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by MacKenzie Partners, Inc., which is acting as the Information Agent for the Offer, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither we nor Parent has authorized any person to give any information or to make any representation on behalf of Parent or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Factory Card has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 “Certain Information Concerning Factory Card” of this Offer to Purchase.

AMSCAN ACQUISITION, INC.

October 1, 2007

ANNEX I

Directors and Executive Officers of Parent, Purchaser and
AAH Holdings and Managing Directors of Berkshire

The names of the directors and executive officers of Parent and Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each individual’s principal business address is 80 Grasslands Road, Elmsford, New York, 10523, and his or her business telephone number is (914) 345-2020. All directors and executive officers are U.S. citizens.

Amscan Holdings, Inc.

Directors

Michael C. Ascione

Michael C. Ascione is a director of Parent. Mr. Ascione has worked at Berkshire for more than the past five years, and became a Managing Director of Berkshire in January 2007. Mr. Ascione also serves as a director of AAH Holdings. Mr. Ascione’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108, and his business telephone number is (617) 227-0050.

Michael F. Cronin

Michael F. Cronin is a director of Parent. For more than the past five years, Mr. Cronin has been a Managing Partner of Weston Presidio, a management company for several venture capital limited liability partnerships. Mr. Cronin also serves as a director of AAH Holdings, Apple & Eve LLC, Durcon Laboratory Tops, Inc., National Vascular Care, Inc., Star International Holdings, Inc., and Tekni-Plex, Inc. Mr. Cronin’s principal business address is John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116, and his business telephone number is (617) 988-2500.

James Harrison

James M. Harrison is a director of Parent. For more than the past five years, Mr. Harrison has been President and Chief Operating Officer of Parent and President and Treasurer of AAH Holdings. Mr. Harrison also serves as a director of AAH Holdings.

Kevin M. Hayes

Kevin M. Hayes is a director of Parent. For more than the past five years, Mr. Hayes has been a Partner of Weston Presidio. Mr. Hayes also serves as a director of AAH Holdings, Associated Materials Incorporated, and Evenflo Company, Inc. Mr. Hayes’s principal business address is John Hancock Tower, 200 Clarendon Street, 50th Floor, Boston, MA 02116, and his business telephone number is (617) 988-2500.

Jordan A. Kahn

Jordan A. Kahn is a director of Parent. As of June 2006, Mr. Kahn has served as Managing Director of The Kahn Group LLC. Previously, Mr. Kahn was the founder and Chairman of the Board of Directors of The Holmes Group, Inc., and served as President and Chief Executive Officer of The Holmes Group, Inc., from February 1982 through July 2005. Mr. Kahn also serves as a director of AAH Holdings. Mr. Kahn’s principal business address is The Kahn Group, Two Newton Executive Park, Suite 100, Newton, MA 02462, and his business telephone number is (617) 467-6333.

Richard K. Lubin

Richard K. Lubin is a director of Parent. For more than the past five years, Mr. Lubin has been a Managing Director of Berkshire. Mr. Lubin also serves as a director of AAH Holdings, and served as a director of The Holmes Group, Inc. and U.S. Can Corporation within the past five years. Mr. Lubin’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108, and his business telephone number is (617) 227-0050.

Carol M. Meyrowitz

Carol M. Meyrowitz is a director of Parent. For more than the past five years, Ms. Meyrowitz has worked in various capacities for The TJX Companies, Inc. and is currently President and Chief Executive Officer of The TJX Companies, Inc. Ms. Meyrowitz also serves as a director of The TJX Companies, Inc. and AAH Holdings, and as a member of the Board of Overseers of Joslin Diabetes Center. Ms. Meyrowitz also served as a director and member of the Executive Compensation Committee of The Yankee Candle Company within the past five years. Ms. Meyrowitz’s principal business address is 770 Cochituate Road, Framingham, MA 01701, and her business telephone number is (508) 390-1000.

John R. Ranelli

John R. Ranelli is a director of Parent. As of May 2007, Mr. Ranelli is the Chief Executive Officer of Mikasa, Inc. Previously, Mr. Ranelli served as the Chairman of the Board, President and Chief Executive Officer of FGX International, Inc. from July 1999 to December of 2005. Mr. Ranelli also serves as a director of AAH Holdings. Mr. Ranelli’s principal business address is 51 Madison Avenue, New York, New York 10010, and his business telephone number is (201) 867-9210.

Gerald C. Rittenberg

Gerald C. Rittenberg is a director of Parent. For more than the past five years, Mr. Rittenberg has been Chief Executive Officer of Parent and AAH Holdings. Mr. Rittenberg also serves as a director of AAH Holdings and on the Board of Advisors of Modell’s Sporting Goods.

Robert J. Small

Robert J. Small is Chairman of the Board of Directors of Parent and Purchaser. For more than the past five years, Mr. Small has been a Managing Director of Berkshire. Mr. Small also serves as Chairman of the Board of Directors of AAH Holdings and as a director of Purchaser, and served as a director of Hexcel Corporation within the past five years. Mr. Small’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108, and his business telephone number is (617) 227-0050.

Executive Officers

Michael A. Correale, Chief Financial Officer

Michael A. Correale is Chief Financial Officer of Parent, and has been Chief Financial Officer of Parent for more than the past five years.

James M. Harrison, President, Chief Operating Officer

See above.

Gerald C. Rittenberg, Chief Executive Officer

See above.

Amscan Acquisition, Inc.

Directors

Robert J. Small

See above, under “Amscan Holdings, Inc.”

Executive Officers

Robert J. Small, President and Treasurer

See above, under “Amscan Holdings, Inc.”

Edward J. Whelan, Vice President and Secretary

Edward J. Whelan has been a Principal at Berkshire since February 2005. Prior to joining Berkshire, Mr. Whelan was a Vice President at Summit Partners from August 2002 to January 2005. Mr. Whelan’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108, and his business telephone number is (617) 227-0050.

AAH Holdings Corporation

Directors

Michael C. Ascione

See above, under “Amscan Holdings, Inc.”

Michael F. Cronin

See above, under “Amscan Holdings, Inc.”

James Harrison

See above, under “Amscan Holdings, Inc.”

Kevin M. Hayes

See above, under “Amscan Holdings, Inc.”

Jordan A. Kahn

See above, under “Amscan Holdings, Inc.”

Richard K. Lubin

See above, under “Amscan Holdings, Inc.”

Carol M. Meyrowitz

See above, under “Amscan Holdings, Inc.”

John R. Ranelli

See above, under “Amscan Holdings, Inc.”

Gerald C. Rittenberg

See above, under “Amscan Holdings, Inc.”

Robert J. Small

See above, under “Amscan Holdings, Inc.”

Executive Officers

Gerald C. Rittenberg, Chief Executive Officer

See above, under “Amscan Holdings, Inc.”

Michael A. Correale, Chief Financial Officer, Vice President and Assistant Secretary

See above, under “Amscan Holdings, Inc.”

James Harrison, President and Treasurer

See above, under “Amscan Holdings, Inc.”

Berkshire Partners LLC

Funds and accounts managed by Berkshire and its affiliates hold, directly or indirectly, a majority of the issued and outstanding equity of Parent, which in turn owns 100% of the issued and outstanding equity of Purchaser. The principal executive offices of Berkshire are located at One Boston Place, Suite 3300, Boston, MA 02108, and Berkshire’s primary telephone number is (617) 227-0050.

The names of the managing directors of Berkshire and their present principal occupations or employment and material employment history during the past five years are set forth below. Each managing director’s principal business address is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108, and his or her business telephone number is (617) 227-0050. All managing directors are U.S. citizens.

Managing Directors

Michael C. Ascione

See above, under “Amscan Holdings, Inc.”

Bradley M. Bloom

Bradley M. Bloom is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Bloom also serves as a director of Bare Escentuals, Inc. and Carter’s, Inc., and served as a director of Avery Weigh-Tronix, Inc. within the past five years.

Jane Brock-Wilson

Jane Brock-Wilson is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Ms. Brock-Wilson also served as a director of The Holmes Group, Inc. within the past five years.

Kevin T. Callaghan

Kevin T. Callaghan is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years.

J.	Christopher Clifford

J. Christopher Clifford is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years.

Carl Ferenbach

Carl Ferenbach is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Ferenbach also served as a director of Crown Castle International Corp. and U.S. Can Corporation within the past five years.

Christopher J. Hadley

Christopher J. Hadley joined Berkshire in 1998 and became a Managing Director of Berkshire in 2006.

Lawrence S. Hamelsky

Lawrence S. Hamelsky joined Berkshire in 1998 and became a Managing Director of Berkshire in 2006.

Ross M. Jones

Ross M. Jones is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Jones also serves as a director of Bare Escentuals, Inc., and served as a director of Carter’s, Inc. within the past five years.

Richard K. Lubin

See above, under “Amscan Holdings, Inc.”

David R. Peeler

David R. Peeler is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Peeler also serves as a director of American Tire Distributors, Inc. and Casella Waste Systems, Inc., and served as a director of Avery Weigh-Tronix, Inc. and The Holmes Group, Inc. within the past five years.

Robert J. Small

See above, under “Amscan Holdings, Inc.”

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Factory Card or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Shareowner Services	Shareowner Services
Voluntary Corporate Actions	Voluntary Corporate Actions
P.O. Box 64854	161 North Concord Exchange
St. Paul, Minnesota 55164-0854	South St. Paul, Minnesota 55075

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

The Information Agent for the Tender Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll Free (800) 322-2885